UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2017

TIM S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Press Release

TIM: BOARD OF DIRECTORS APPROVES THE HALF-YEAR FINANCIAL REPORT AT 30 JUNE 2017

•	GROUP TURNOVER CONTINUES TO IMPROVE: IN THE FIRST HALF OF 2017, CONSOLIDATED REVENUES TOTALLED 9.8 BILLION EUROS, 7.4% HIGHER THAN IN THE SAME PERIOD OF 2016.

•	GROUP TURNOVER IN THE SECOND QUARTER WAS 5 BILLION EUROS, 6.4% HIGHER THAN IN THE SAME PERIOD IN 2016

•	GROUP EBITDA FOR THE FIRST HALF OF THE YEAR WAS 4.1 BILLION EUROS, (10.4% HIGHER THAN IN THE FIRST HALF OF 2016)

•	THE DOMESTIC BUSINESS UNIT CONTINUES TO GROW: TURNOVER +3.4%; EBITDA +5.6% , BEST PERFORMANCE BY FAR

•	WIRELINE: SERVICE REVENUES GROW FOR THE FIRST TIME IN 10 YEARS. AVERAGE REVENUE PER CUSTOMER ALSO GROWS (ARPU +2 EUROS/MONTH ON THE TOTAL CUSTOMER BASE AND +3 EUROS/MONTH ON BROADBAND CUSTOMERS). LINE LOSSES DOWN AGAIN, STABILISATION EXPECTED BY THE END OF THE YEAR

•	MOBILE: IN THREE MONTHS (Q2 2017) OVER 500 THOUSAND NEW CUSTOMERS, WITH ARPU GROWING TO 12.50. +4% ON THE PREVIOUS QUARTER AND +3% ON 2016

•	IN BRAZIL THE RECOVERY TREND IN RESULTS CONTINUES: REVENUES +2.9% ; EBITDA +14.3%

•	THE GROUP’S ADJUSTED NET FINANCIAL DEBT TOTALLED 25,104 MILLION EUROS, 15 MILLION EUROS LESS THAN AT 31 DECEMBER 2016, AND 2.4 BILLION LESS THAN AT JUNE 2016

•	ARNAUD DE PUYFONTAINE: “THE POSITIVE RESULTS OF THE FIRST SIX MONTHS LAY THE FOUNDATION FOR A FURTHER RELAUNCH OF THE GROUP”

•	FLAVIO CATTANEO: “SINCE THE FIRST QUARTER OF 2016, WE HAVE RECORDED A CUMULATIVE IMPROVEMENT IN EBITDA OF 1.3 BILLION EUROS AND A GROWTH OF OVER 9 PERCENTAGE POINTS IN GROUP TURNOVER. DEBT WAS REDUCED BY 2.4 BILLION EUROS IN THE LAST 12 MONTHS.”

•	BOARD TEMPORARILY GRANTS THE POWERS OF RESIGNING CEO TO EXECUTIVE CHAIRMAN DE PUYFONTAINE, THOSE ON SECURITY AND SPARKLE TEMPORARILY GRANTED TO VICE-CHAIRMAN RECCHI.

•	COMPOSITION OF THE CONTROL & RISK AND OF THE STRATEGIC COMMITTEES MODIFIED.

The results of the first half of 2017 will be illustrated to the financial community during a conference call scheduled for 28 July 2017 at 12.00 p.m. (CET). Journalists may listen in to the presentation, without asking questions, by calling 0633168. The presentation slides will be available at www.telecomitalia.com/1H2017/eng.

TIM Press Office

+39 06 3688 2610

Www.telecomitalia.com/media

Twitter: @TIMnewsroom

TIM Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investorrelations

The TIM Group’s financial report on the half year to 30 June 2017 was drafted in accordance with art. 154–ter (Financial Reporting) of Leg. Decree 58/1998 (Consolidated Law on Finance - CLF) and subsequent amendments and supplements and prepared in accordance with the international accounting principles issued by the International Accounting Standards Board and approved by the European Union (defined as “IFRS”), as well as the provisions issued in implementation of art. 9 of Leg. Decree 38/2005. The financial report on the half year to 30 June 2017 is subject to a limited audit. This activity is currently taking place.

The half-year financial report includes:

•	the interim Report on operations;

•	the condensed half-year consolidated financial statements;

•	the certification of the Condensed Half-Year Consolidated Financial Statements pursuant to art. 81-ter of Consob Regulation no. 11971 of 14 May 1999 as subsequently amended and supplemented.

The accounting policies and consolidation principles adopted in preparing the Condensed half-year consolidated financial statements as of 30 June 2017 are consistent with those adopted in the Annual Consolidated Financial Statements as of 31 December 2016, to which reference may be made. It should be noted that no new accounting standards or interpretations endorsed by the EU came into force from 1 January 2017.

In addition to the conventional IFRS financial performance indicators, TIM Group uses certain alternative performance indicators in order to give a clearer picture of the general performance and financial position of the company. Specifically, the alternative performance indicators refer to: EBITDA; EBIT; organic change in revenues, in EBITDA and EBIT; EBITDA margin and EBIT margin; net financial debt carrying amount and adjusted net financial debt. The meaning and content of these measures are explained in the annexes.

Note that the section “Business Outlook for the 2017 financial year”, contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of Group’s operations and strategies. Readers of this press release should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the above-mentioned forecasts owing to a number of factors, the majority of which are beyond the Group’s control.

MAIN VARIATIONS TO THE TIM GROUP CONSOLIDATION SCOPE

No significant changes occurred in the consolidation area in the first half of 2017.

The following changes occurred in 2016:

•	TIMVISION S.r.l. (Domestic Business Unit): established on 28 December 2016;

•	Noverca S.r.l. (Domestic Business Unit): TIM S.p.A. acquired 100% of the company on 28 October 2016;

•	Flash Fiber S.r.l. (Domestic Business Unit): established on 28 July 2016;

•	Sofora - Telecom Argentina Group: classified under Discontinued operations (discontinued operations/non-current assets held for sale) was sold on 8 March 2016;

•	Revi Immobili S.r.l., Gestione Due S.r.l. and Gestione Immobili S.r.l. (Domestic Business Unit): on 11 January 2016 INWIT S.p.A. acquired 100% of these companies, which were subsequently merged by incorporation.

Rome, 27 July 2017

The Board of Directors of Telecom Italia met today chaired by Arnaud de Puyfontaine, to approve the financial report on the half-year to 30 June 2017.

The results for the first half of 2017 confirm and strengthen the positive trend in the Group’s activities

At consolidated level, we can report that revenues increased to 9.8 billion euros (7.4% higher compared to the first six months of 2016) and EBITDA grew to 4.1 billion euros (10.4% higher than in H1 2016) with a margin of 42.1% (41% in H1 2016).

The Parent company’s profits at 30 June 2017 totalled 596 million euros, after net non-recurring charges of over 170 million euros; net of these charges and of the positive impact of the fair value valuation of the implicit option included in the mandatory convertible bond in the first half of 2016, the figure for the first half of 2017 grew by more than 100 million euros compared to the figure for the same period of the previous year.

The Domestic Business Unit continued its positive progress, with revenues growing to 7.5 billion euros (3.4% higher than in H1 2016) and EBITDA totalled 3.4 billion euros (5.6% higher than the corresponding period in 2016).

The results of the BU show a constant and significant increase in the main economic indicators. Indeed, in the second quarter of the year revenues grew 4.0%, compared to the corresponding period of 2016, an acceleration of the growth achieved in the preceding quarters (1Q17 +2.8%; 4Q16 +2.5%; 3Q16 +1.0%; 2Q16 -1.2% and 1Q16 -2.3%). EBITDA for the first half of the year totalled 3,4 million euros (5.6% higher than H1 2016).

These results are sustained by a notable improvement in commercial performance in both the Fixed and the Mobile segments: in particular, ARPU (average revenues per user) in the fixed segment has grown 2 euros/month on the total customer base and 3 euros/month for Broadband customers. At the same time, there has been a steady reduction in line losses, which stopped at 35 thousand in the half year (a loss of 45 thousand excluding VoIP voice lines); this all translates into growth in service revenues in the fixed segment for the first time in 10 years.

In the mobile segment there were over 500 thousand new customers in the second quarter of the year, with ARPU growing to 12.50 euros.

In Brazil the positive performance reported at the start of the year was confirmed, with revenues totalling 7.9 billion reais in the first half of 2017 (+2.9% compared to the same period of the previous year), and EBITDA at 2.6 billion reais (+14.3% compared to same period in 2016).

Executive Chairman Arnaud de Puyfontaine emphasised that “the results of the first six months of the year constitute a solid foundation for the second phase of the TIM relaunch plan that, I feel, will satisfy all the Group’s stakeholders. TIM will continue its investments in infrastructure, and in the development of converging services, and will further consolidate its technological leadership”.

“I leave the company better than I found it, as the results show, with a stronger management, more aware of its possibilities, and thanks to the efficiency work and a change of culture that have brought TIM to not only achieve major financial results, but also industrial ones, in terms of investments and new product launches, and the major increase in turnover is a testimony to this. From the first quarter of 2016 to today, TIM has recorded growth of 9.3 percentage points in consolidated turnover, from -5.6% to +3.7%; 13.6 percentage points in EBITDA, from -7.5% to +6.1%, and the net financial debt has been reduced by 2.4 billion euros over the past 12 months”, commented Chief Executive Officer Flavio Cattaneo.

TIM GROUP RESULTS FOR THE SECOND QUARTER OF 2017

The second quarter of 2017 confirmed in full the positive trends that also characterised the four preceding quarters. In particular:

•	consolidated revenues totalled 5 billion euros, and showed an increase of 6.4% (3.7% in organic terms);

•	domestic revenues showed growth of 4.0%, compared to the corresponding period of 2016, an acceleration compared to the preceding quarters;

•	consolidated EBITDA totalled 2.1 billion euros, a 5.5% improvement over the second quarter of 2016. In organic terms, and excluding the impact of non-recurring charges, the increase would be 6.1%:

•	Consolidated EBIT totalled 1 billion euros, 2.3% higher compared to the second quarter of 2016.

TIM GROUP RESULTS FOR THE FIRST HALF OF 2017

Revenues in the first half of 2017 totalled 9,772 million euros, 7.4% higher than in the first half of 2016 (9,096 million euros). The 676 million euro rise is attributable primarily to the Brazil Business Unit, for 435 million euros, and to the Domestic Business Unit for 247 million euros.

Revenues by operating segment, were as follows:

	1H 2017		1H 2016		Changes
(million euros)		% of total		% of total	absolute	%	% organic
Domestic	7,494	76.7	7,247	79.7	247	3.4	3.3
Core Domestic	6,965	71.3	6,736	74.1	229	3.4	3.4

International Wholesale	646	6.6	649	7.1	(3)	(0.5)	(1.2)

Brazil	2,293	23.5	1,858	20.4	435	23.4	2.9

Other Assets	—	—	9	0.1	(9)

Adjustments and eliminations	(15)	(0.2)	(18)	(0.2)	3

Consolidated Total	9,772	100.0	9,096	100.0	676	7.4	3.2

EBITDA in the first half of 2017 was 4,114 million euros (3,726 million euros in H1 2016), 388 million euros (+10.4%) higher than the first half of 2016, with a margin of 42.1% (41.0% in the first half of 2016, + 1.1 percentage point rise).

In organic terms, EBITDA grew by 275 million euros (+7.2%) compared to the first half of 2016, and the margin grew by 1.6 percentage points.

EBITDA for the first half of 2017 reflected the negative impact of non-recurring charges for a total of 95 million euros (93 million euros in H1 2016, at the same exchange rate). Without these, the organic change in EBITDA would have been +7.0%, with a margin of 43.1%, 1.6 percentage points higher than in the first half of 2016.

These charges were connected with events and operations that by their very nature do not occur continuously in normal operating activity. They are emphasised because the total is significant, and comprises, essentially, charges and liabilities deriving from the reorganisation/restructuring of the business.

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

	1H 2017		1H 2016		Changes
(million euros)		% of total		% of total	absolute	%	% organic
Domestic	3,361	81.7	3,184	85.5	177	5.6	5.5
Margin (%)	44.8		43.9			0.9 pp	0.9 pp

Brazil	762	18.5	556	14.9	206	37.1	14.3
Margin (%)	33.2		29.9			3.3 pp	3.3 pp

Other Assets	(9)	(0.2)	(11)	(0.3)	2

Adjustments and eliminations	—	—	(3)	(0.1)	3

Consolidated Total	4,114	100.0	3,726	100.0	388	10.4	7.2

Margin (%)	42.1		41.0			1.1 pp	1.6 pp

The positive trend in EBITDA, in both absolute terms and in terms of margin, demonstrates that the benefits deriving from the initiatives in the “cost recovery plan” that started in the second quarter of 2016 in the Domestic Business Unit and in the third quarter in the Brazil Business Unit are transforming into structural improvements.

EBIT in the first half of 2017 was 1,871 million euros (1,687 million euros in H1 2016), 184 million euros (+10.9%) higher than in the first half of 2016, with a margin of 19.1% (18.5% in H1 2016, +0.6 percentage points).

Organic EBIT increased by 159 million euros (+9.3%), with a margin of 19.1% (18.1% in the first half of 2016).

EBIT in the first half of 2017 reflected the negative impact of non-recurring net charges totalling 96 million euros (82 million euros in H1 2016). Without these non-recurring net charges, the organic change in EBITDA would have been 173 million euros higher (+9.6%), with a margin of 20.1%, an increase of 1.2 percentage points on the first half of 2016.

The Profits for the first half of 2017 attributable to the Parent Company Shareholders totalled 596 million euros (1,018 million euros in H1 2016) with net non-recurring charges of 173 million euros. In comparable terms, i.e. excluding non-recurring items as well as, in the first half of 2016, the positive impact of the fair value valuation of the implicit option included in the mandatory convertible bond and, the profits attributable to the shareholders of the Parent Company in the first half of 2017 would have totalled over 100 million euros more than in the same period of last year.

The TIM Group headcount at 30 June 2017 was 60,652, including 50,926 in Italy (61,229 at 31 December 2016, including 51,125 in Italy).

Capex in the first half of 2017 totalled 2,056 million euros, 73 million euros more than in the first half of 2016, and breaks down as follows by operational sector:

	1H 2017		1H 2016		Changes
(million euros)		% of total		% of total
Domestic	1,626	79.1	1,575	79.4	51

Brazil	430	20.9	408	20.6	22

Other Assets	—	—	—	—	—

Adjustments and eliminations	—	—	—	—	—

Consolidated Total	2,056	100.0	1,983	100.0	73

Margin (%)	21.0		21.8		(0.8	) pp

The Domestic Business Unit reports investments of 1,626 million euros, a 51 million euro increase over the first half of 2016; this increase is primarily attributable to the innovative component (266 million euros more than in the first half of 2016) and reflects, in particular, the acceleration in investments on the development of new generation networks and services and the reduction in other types of investment.    This emphasises the selectivity and care with which capital allocation choices are made, based on strategic priorities and profitability.

The investments of the Brazil Business Unit in the first half of 2017 increased by 22 million euros (including a positive foreign exchange effect of 82 million euros) compared with the first half of 2016; these investments were focused mainly on the evolution of the industrial infrastructure.

Cash flow from Group operations was positive for 958 million euros (positive for 671 million euros in the first half of 2016).

Adjusted net financial debt totalled 25,104 million euros at 30 June 2017, a reduction of 15 million euros from the total at 31 December 2016 (25,119 million euros): the positive dynamic in operational management ensured coverage of the requirements deriving from payment of financial charges and dividends totalling 218 million euros, and the payment of 257 million euros made by the Brazil Business Unit to the consortium that is freeing (cleaning up) the 700 MHz spectrum, which the Business Unit acquired user rights to in 2014.

The net financial debt carrying amount at 30 June 2017 totalled 25,728 million euros (25,955 million euros at 31 December 2016).

In the second quarter of 2017, adjusted net financial debt was 131 million euros less than at 31 March 2017 (25,235 million euros) due to the positive operational-financial dynamic which ensured coverage of the requirement deriving in particular from the mentioned payment of 218 million euros in dividends.

The liquidity margin at 30 June 2017 was 12,188 million euros, equivalent to the sum of “Cash and cash equivalents” and “Securities other than investments” for a total of 5,188 million euros (5,483 million euros at 31 December 2016) and unused committed lines of credit for a total of 7,000 million euros. This margin covers the financial liabilities of the Group falling due for at least the next 24 months.

BUSINESS UNIT RESULTS

DOMESTIC

Revenues for the first half of 2017 totalled 7,494 million euros, 247 million euros (+3.4%) higher than in the first half of 2016, confirming the improvement trend observed over the previous year. Indeed, there was growth of +4.0% in the second quarter, compared to the corresponding period of 2016, an acceleration compared to the previous quarters (Q1 2017 +2.8%, Q4 2016 +2.5%, Q3 +1.0%, Q2 -1.2%, Q1 -2.3%).

In greater detail:

•	Fixed market service revenues totalled 4,932 million euros, a slight contraction compared to the first half of 2016 (-39 million euros, -0.8%), but with a constant recovery trend already evident in the three previous quarters (Q2 2017, +0.8%, compared to -2.4% in Q1 2017, -3.0% in Q4 2016, -3.6% in Q3 and -4.8% in Q2 2016). The contraction is wholly correlated with the fall in revenues from traditional voice services (-162 million euros, due to the fall in traditional accesses), as well as the reduction in regulated prices for some wholesale services (-44 million euros). These impacts are offset, in particular, by steady growth in revenues from innovative services for data connectivity (+128 million euros, +14.2%), led primarily by the growth in ultrabroadband customers, which increased by 723 thousand, bringing the number of retail accesses to 1.5 million and the total number of accesses to 2 million. The increase in revenues from ICT solutions is also of note (+28 million euros, +9.8%);

•	Mobile market service revenues totalled 2,228 million euros, with an increase of 51 million euros compared to the same period last year (+2.3%). This trend is sustained by the good competitive performance, which created the growth in the customer base, the increase in LTE customers (72% of the total number of Mobile Internet customers, 62% at the end of 2016) and in ARPU levels. The historical series of stably positive performance is therefore confirmed (+2.5% in Q2 2017, +2.2% in Q1 2017, +3.0% in Q4 2016, +1.1% in Q3 2016, +0.7% in Q2 2016).

Revenues from product sales, including changes to work in progress, totalled 652 million euros in the first half of 2017 (226 million euros higher than in H1 2016), and reflect the constant increase in sales of smartphones and connected devices (smart TVs, Smart Home products, modems, set-top boxes, etc.).

***

The Domestic Business Unit operates separately in two different reference environments, and an analysis of these revenues is provided below:

•	Core Domestic Revenues

Core Domestic revenues totalled 6,965 million euros an increase of 3.4% (6,736 million euros in 1H 2016).

The performance of the individual market segments as compared with the first half of 2016 is as follows:

•	Consumer: the revenues of the Consumer segment in the first quarter of 2017 totalled 3,767 million euros, with an increase of 195 million euros (+5.5%) compared to the same period in 2016; this dynamic confirms the recovery trend already underway in the previous year.

In particular:

•	Mobile revenues totalled 1,847 million euros, higher than in the first half of 2016 (+70 million euros, +4.0%), in particular, there was an increase of 51 million euros in service revenues (+3.3% compared to H1 2016). The improvement trend already observed in the preceding quarters was therefore confirmed (+4.1% in Q2 2017, +3.9% in Q1 2017, +4.8% in Q4 2016) due to the progressive improvement and stabilisation of market share and the constant growth in mobile internet and digital services, which supported ARPU levels;

•	Fixed revenues totalled 1,903 million euros, a 130 million euro increase compared to the first half of 2016 (+7.3%) in a trend of continuous improvement over the preceding quarters (+11.2% in Q2 2017; +3.5% in Q1 2017; +2.0% in Q4 2016), thanks to containment of line losses, the growing Broadband and Ultra Broadband customer base (which offsets the loss of voice only accesses), the growth in ARPU levels and the good performance of connected device sales.

•	Business: the revenues of the Business segment totalled 2,280 million euros, an increase of 80 million euros compared to the first half of 2016 (+3.6%).

In detail:

•	Mobile revenues performed in line with the first half of 2016 (+0.1%); in particular, the ongoing contraction in traditional mobile services (-9.0% on the voice and messaging component compared to the first half of 2016), determined by the customer repositioning dynamic (both Private and Government customers) onto offers with lower levels of ARPU, is entirely offset by the positive performance of the new digital services (+9.6% compared to the first half of 2016);

•	Fixed revenues rose by 77 million euros (+4.6% compared with the first half of 2016) thanks to the constant growth in ICT service revenues (+9.8%) which more than compensated for the fall in prices and revenues on traditional services, and the effects of the technological shift to VoIP systems.

•	Wholesale: the Wholesale segment registered revenues of 834 million euros in the first half of 2017, down on the figure for the same period in 2016 ( -29 million euros, -3.4%). The impact on revenues is entirely attributable to the reduction in regulated prices, which caused a -44 million euro shortfall, only partially offset by the contribution made by growth in the numbers in the NGN, SULL, and Co-location sectors.

•	International Wholesale– Telecom Italia Sparkle Group Revenues

These totalled 646 million euros, substantially in line with the figure for the first six months of 2016 (-3 million euros, -0.5%). This result is due to a fall in revenues for IP/Data services (-11 million euros, -7.5%), ascribable primarily to the contraction in revenues from the Mediterranean basin due to the expiry of old multiyear contracts, offset by growth in revenues for Voice services (+8 million euros, +1.8%).

***

The EBITDA of the Domestic Business Unit in the first half of 2017 totalled 3,361 million euros, a 177 million euro increase compared to the first half of 2016 (+5.6%), with an EBITDA margin of 44.8%, (+0.9 percentage points compared to the same period of the previous year). In organic terms, the increase was +5.5%. The first half of 2017 reflected the negative impact of non-recurring charges totalling 95 million euros (83 million euros in the same period of the previous year) for settlements, disputes and redundancy costs.

Without these charges, the organic change in EBITDA would have been +5.7%, with a margin of 46.1%, an increase of 1.0 percentage point on the first half of 2016.

The EBIT of the Domestic Business Unit in the first half of 2017 was 1,685 million euros (1,581 million euros in the corresponding period of 2016), an increase of 104 million euros (+6.6%), with an EBIT margin of 22.5% (21.8% in H1 2016). The trend in EBIT reflects the positive trend in EBITDA presented earlier, partially offset by the increase in amortisation and depreciation (+78 million euros). In organic terms, the increase was +6.5%.

EBIT for the first half of 2017 reflected the negative impact of non-recurring charges for a total of 95 million euros (83 million euros in H1 2016). Without these, the organic change in EBIT would have been +6.9%, with a margin of 23.8%.

The headcount, of 51,095 employees, fell by 185 units compared to 31 December 2016.

BRAZIL (average real/euro exchange rate 3.44195)

The revenues of the Tim Brasil group in the first half of 2017 totalled 7,894 million reais, 220 million reais more (+2.9%) than in the same period of the previous year. Revenues from services totalled 7,494 million reais, with an increase of 305 million reais compared to the 7,189 million reais of the first half of 2016 (+4.2%).

Revenues from product sales totalled 400 million reais, (485 million reais in H1 2016 (-17.5%). The reduction reflects the change in commercial policy, focussed more on the value than on the increase in volume of sales.

Mobile ARPU in the first half of 2017 was 19.2 reais, compared to 17.2 reais in the same period of the previous year (+11.6%).

The total number of lines as of 30 June 2017 was 60,831 thousand, and corresponds to a market share of 25.1% at June 2017 (26% as of 31 December 2016).

EBITDA totalled 2,624 million reais, 328 million reais more than in the first half of 2016 (+14.3%). The growth in EBITDA is attributable both to the positive revenue trend and to the benefits obtained from the efficiency projects on the structure of operational costs which started in the second half of 2016, with an improving trend in the second quarter (+15.8% compared to +12.6% in Q1 2017 and +5.8% in Q4 2016).

It should also be noted that personnel costs for the first half of 2016 also included non-recurring charges for redundancy costs totalling 34 million reais.

The EBITDA margin was 33.2%, up 3.3 percentage points on 1H 2016.

EBIT totalled 669 million reais a 171 million reais more (+34.3%) than in the first half of 2016 (498 million reais). This result benefits from the greater contribution made by EBITDA (+328 million reais) offset by higher amortisation and depreciation costs (+119 million reais) due to the development of the industrial infrastructure and the lower impact the net capital gains on asset sales (-38 million reais), principally of telecommunications towers.

On this point, it should be noted that the last partial sale of telecommunications towers, to American Tower do Brasil, took place in the second quarter of 2017; the operation produced a small injection of cash with little economic impact.

The headcount stood at 9,471 employees (9,849 as of 31 December 2016).

EVENTS SUBSEQUENT TO 30 JUNE 2017

Approval of the settlement agreement for the termination of Flavio Cattaneo’s employment

See the press release on this subject issued on 24 July 2017.

OUTLOOK FOR THE 2017 FINANCIAL YEAR

As envisaged in the 2017-2019 Plan, TIM will continue its profound transformation process. This is characterised by strong financial discipline to support development, aimed at both creating more room for investments in new networks and platforms (Fibre and mobile UltraBroadband, Cloud), eliminating less strategically important cash costs, and at maximising the return on investments. The aim is to ensure structural growth in turnover and EBITDA and affirm TIM as the reference point of the market in terms of technological leadership, network quality and Fixed and Mobile service excellence. The distinguishing elements of this approach are innovation, convergence, exclusive content and being close to our Customers.

In the Domestic Fixed segment, TIM expects to further reduce the contraction in customer numbers - with line losses zeroed by the end of 2018 - thanks to the acceleration in the availability and consequent adoption of fibre. The commercial strategy will also play a key role, aimed at retaining and developing customers through, for example, the supply of devices and home appliances for the Smart Home connected to the domestic network which can be paid for directly in the phone bill.

In the Domestic Mobile segment, in a competitive context that will be increasingly polarised and segmented, TIM will leverage the capillary nature of its 4G network (which it is expected will cover more than 99% of the population in 2019) and on the availability of converging services and quality content - particularly in the high-end market, which is characterised by ever increasing data consumption. The second “no-frills” brand, Kena, (launched in April) will enable the company to compete in the mainly price-sensitive segments.

Operations will be characterised by maximum selectivity and prioritisation in investment choices and by actions to recover efficiency through structural cost optimisation programmes. At the same time, the transformation and simplification of the organisation and processes - combined with commercial developments and the expected growth in turnover - will guarantee low single digit growth in EBITDA for the Group, and will generate the cash needed to reduce the ratio of adjusted net financial debt to reported EBITDA, which is expected to drop to 2.7x in 2018.

In Brazil the Plan is to continue with the relaunch of Tim Brasil, repositioning the subsidiary based on the quality of its networks and offer, to allow the company to confirm its leadership in pre-paid segment and compete successfully in the post-paid segment. The cost cutting plan launched in 2016 is also confirmed and has been strengthened, to allow the company to achieve solid profitability and cash generation. In particular, there will be a further boost to the creation of UBB mobile infrastructure – by the end of the Plan, 95% of the population will have access to 4G with coverage in approximately 3,600 towns and cities - and to the development of convergent offers thanks in part to agreements with the main producers of premium content.

***

TOPICS OF CORPORATE GOVERNANCE

The Board of Directors of TIM acknowledged the beginning of the direction and coordination activity over TIM by Vivendi SA.

With reference to Mr Cattaneo’s resigning from the office of CEO and Board member, consistently with TIM’s succession plan the Board of Directors temporarily granted his powers to the Executive Chairman Mr. de Puyfontaine, who with the aid of the Company’s management team, will lead the Group along the lines of the strategic plan. The powers referring to the Security Department and the subsidiary Telecom Italia Sparkle have been temporarily assigned to the Deputy Chair, Giuseppe Recchi.

Finally, the Board of Directors acknowledged Director Crépin (non-independent Director) resigned from his office of member of the Control and Risk Committee, and replaced him with Director Camilla Antonini (independent Director). Mr Crépin was appointed as an additional member of the Strategic Committee.

***

The Executive responsible for preparing the corporate accounting documents , Piergiorgio Peluso, hereby declares, pursuant to subsection 2, Art.154 bis of Italy’s Consolidated Law on Finance, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the TIM Group. Such measures, which are presented in the financial reports (annual and interim), should, however, not be considered as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•	EBITDA: this financial measure is used by TIM as a financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations

+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method

EBIT - Operating profit (loss)

+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization

EBITDA - Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•	Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences.

TIM believes that the presentation of the organic change in Revenues, EBITDA and EBIT allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level); this method of presenting information is also used in presentations to analysts and investors. In this press release, is also provided the reconciliation between the “accounting or reported” data and the “organic” ones.

•	EBITDA margin and EBIT margin: TIM believes that these margins represent useful indicators of the Group’s ability, as a whole and at the Business Unit level, to generate profits from its revenues. In fact, EBITDA margin and EBIT margin measure the operating performance of an entity by analyzing the percentage of revenues that are converted, respectively, into EBITDA and EBIT. Such indicators are used by TIM in internal presentations (business plans) and in external presentations (to analysts and investors) in order to illustrate the results from operations also through the comparison of the operating results of the reporting period with those of the previous periods.

•	Net Financial Debt: TIM believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets.

In this press release is included a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the actual change in Net Financial Debt, in addition to the usual measure (named “Net financial debt carrying amount”) is also shown the “Adjusted net financial debt”, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/Non-current assets held for sale
B)	Financial Assets
C=(A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E=(C + D)	Adjusted Net Financial Debt

The reclassified Separate Consolidated Income Statements, Consolidated Statements of Comprehensive Income, Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows as well as the Consolidated Net Financial Debt of the TIM Group, herewith presented, are the same as those included in the Interim Management Report of the Half-year Financial Report at June 30, 2017 and are unaudited.

Such statements, as well as the Consolidated Net Financial Debt, are however consistent with those included in the TIM Group Half-year Condensed Consolidated Financial Statements at June 30, 2017.

The accounting policies and consolidation principles adopted in the preparation the Half-year Condensed Consolidated Financial Statements at June 30, 2017 have been applied on a basis consistent with those adopted in the Annual Consolidated Financial Statements at December 31, 2016, to which reference can be made. No new standards and interpretations were endorsed by the EU and in force from January 1, 2017.

Furthermore, please note that the limited review work by our independent auditors on the TIM Group Half-year Condensed Consolidated Financial Statements at June 30, 2017 has not yet been completed.

TIM GROUP - SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	1st Half 2017 (a)	1st Half 2016 (b)	Change (a-b)
			amount	%
Revenues	9,772	9,096	676	7.4

Other income	217	107	110	—

Total operating revenues and other income	9,989	9,203	786	8.5

Acquisition of goods and services	(4,136)	(3,783)	(353)	(9.3)

Employee benefits expenses	(1,530)	(1,551)	21	1.4

Other operating expenses	(576)	(501)	(75)	(15.0)

Change in inventories	50	33	17	51.5

Internally generated assets	317	325	(8)	(2.5)

Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	4,114	3,726	388	10.4

Depreciation and amortization	(2,249)	(2,047)	(202)	(9.9)

Gains (losses) on disposals of non-current assets	6	13	(7)	(53.8)

Impairment reversals (losses) on non-current assets	—	(5)	5	—

Operating profit (loss) (EBIT)	1,871	1,687	184	10.9

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(1)	(2)	1	50.0

Other income (expenses) from investments	(19)	7	(26)	—

Finance income	1,110	2,012	(902)	(44.8)

Finance expenses	(1,850)	(2,157)	307	14.2

Profit (loss) before tax from continuing operations	1,111	1,547	(436)	(28.2)

Income tax expense	(457)	(489)	32	6.5

Profit (loss) from continuing operations	654	1,058	(404)	(38.2)

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	47	(47)	—

Profit (loss) for the period	654	1,105	(451)	(40.8)

Attributable to:
Owners of the Parent	596	1,018	(422)	(41.5)

Non-controlling interests	58	87	(29)	(33.3)

TIM GROUP - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, including the Profit (loss) for the period, as shown in the Separate Consolidated Income Statements, and all non-owner changes in equity.

		1st Half	1st Half
(millions of euros)		2017	2016
Profit (loss) for the period	(a)	654	1,105

Other components of the Consolidated Statement of Comprehensive Income
Other components that will not be reclassified subsequently to Separate Consolidated Income Statement
Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains (losses)		33	(118)

Income tax effect		(8)	32

	(b)	25	(86)

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		—	—

Income tax effect		—	—

	(c)	—	—

Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	(d=b+c)	25	(86)

Other components that will be reclassified subsequently to Separate Consolidated Income Statement
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		34	76

Loss (profit) transferred to Separate Consolidated Income Statement		(37)	(69)

Income tax effect		2	(4)

	(e)	(1)	3

Hedging instruments:
Profit (loss) from fair value adjustments		(331)	(327)

Loss (profit) transferred to Separate Consolidated Income Statement		497	245

Income tax effect		(43)	(2)

	(f)	123	(84)

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(551)	618

Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement		19	304

Income tax effect		—	—

	(g)	(532)	922

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		—	—

Loss (profit) transferred to Separate Consolidated Income Statement		—	—

Income tax effect		—	—

	(h)	—	—

Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(i=e+f+g+h)	(410)	841

Total other components of the Consolidated Statement of Comprehensive Income	(k=d+i)	(385)	755

Total comprehensive income (loss) for the period	(a+k)	269	1,860

Attributable to:
Owners of the Parent		367	1,726

Non-controlling interests		(98)	134

TIM GROUP - CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of euros)			6/30/2017 (a)	12/31/2016 (b)	Change (a-b)
Assets
Non-current assets
Intangible assets
Goodwill			29,511	29,612	(101)

Intangible assets with a finite useful life			6,594	6,951	(357)

			36,105	36,563	(458)

Tangible assets
Property, plant and equipment owned			13,671	13,947	(276)

Assets held under finance leases			2,371	2,413	(42)

			16,042	16,360	(318)

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method			17	18	(1)

Other investments			48	46	2

Non-current financial assets			2,185	2,698	(513)

Miscellaneous receivables and other non-current assets			2,324	2,222	102

Deferred tax assets			525	877	(352)

			5,099	5,861	(762)

Total Non-current assets	(a	)	57,246	58,784	(1,538)

Current assets
Inventories			314	270	44

Trade and miscellaneous receivables and other current assets			5,617	5,426	191

Current income tax receivables			45	94	(49)

Current financial assets
Securities other than investments, financial receivables and other current financial assets			1,732	1,908	(176)

Cash and cash equivalents			4,086	3,964	122

			5,818	5,872	(54)

Current assets sub-total			11,794	11,662	132

Discontinued operations /Non-current assets held for sale
of a financial nature			—	—	—

of a non-financial nature			—	—	—

			—	—	—

Total Current assets	(b	)	11,794	11,662	132

Total Assets	(a+b	)	69,040	70,446	(1,406)

(millions of euros)			6/30/2017	12/31/2016	Change
			(a)	(b)	(a-b)
Equity and Liabilities
Equity
Equity attributable to owners of the Parent			21,404	21,207	197

Non-controlling interests			2,215	2,346	(131)

Total Equity	(c	)	23,619	23,553	66

Non-current liabilities
Non-current financial liabilities			28,887	30,469	(1,582)

Employee benefits			1,336	1,355	(19)

Deferred tax liabilities			323	293	30

Provisions			813	830	(17)

Miscellaneous payables and other non-current liabilities			1,594	1,607	(13)

Total Non-current liabilities	(d	)	32,953	34,554	(1,601)

Current liabilities
Current financial liabilities			4,844	4,056	788

Trade and miscellaneous payables and other current liabilities			7,056	7,646	(590)

Current income tax payables			568	637	(69)

Current liabilities sub-total			12,468	12,339	129

Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature			—	—	—

of a non-financial nature			—	—	—

			—	—	—

Total Current Liabilities	(e	)	12,468	12,339	129

Total Liabilities	(f=d+e	)	45,421	46,893	(1,472)

Total Equity and liabilities	(c+f	)	69,040	70,446	(1,406)

TIM GROUP - CONSOLIDATED STATEMENTS OF CASH FLOWS

		1st Half	1st Half
(millions of euros)		2017	2016
Cash flows from operating activities:
Profit (loss) from continuing operations		654	1,058

Adjustments for:
Depreciation and amortization		2,249	2,047

Impairment losses (reversals) on non-current assets (including investments)		10	5

Net change in deferred tax assets and liabilities		336	257

Losses (gains) realized on disposals of non-current assets (including investments)		(6)	(13)

Share of losses (profits) of associates and joint ventures accounted for using the equity method		1	2

Change in provisions for employee benefits		(7)	40

Change in inventories		(44)	(40)

Change in trade receivables and net amounts due from customers on construction contracts		(52)	(130)

Change in trade payables		44	(141)

Net change in current income tax receivables/payables		72	95

Net change in miscellaneous receivables/payables and other assets/liabilities		(119)	(687)

Cash flows from (used in) operating activities	(a)	3,138	2,493

Cash flows from investing activities:
Purchase of intangible assets		(673)	(709)

Purchase of tangible assets		(1,413)	(1,397)

Total purchase of intangible and tangible assets on an accrual basis		(2,086)	(2,106)

Change in amounts due for purchases of intangible and tangible assets		(707)	(371)

Total purchase of intangible and tangible assets on a cash basis		(2,793)	(2,477)

Acquisition of control of companies or other businesses, net of cash acquired		—	(6)

Acquisitions/disposals of other investments		(1)	(3)

Change in financial receivables and other financial assets		695	364

Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		—	492

Proceeds from sale/repayments of intangible, tangible and other non-current assets		9	29

Cash flows from (used in) investing activities	(b)	(2,090)	(1,601)

Cash flows from financing activities:
Change in current financial liabilities and other		(663)	(262)

Proceeds from non-current financial liabilities (including current portion)		1,256	2,061

Repayments of non-current financial liabilities (including current portion)		(1,200)	(3,094)

Share capital proceeds/reimbursements (including subsidiaries)		6	—

Dividends paid		(218)	(227)

Cash flows from (used in) financing activities	(c)	(819)	(1,522)

Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d)	—	(45)

Aggregate cash flows	(e=a+b+c+d)	229	(675)

Net cash and cash equivalents at beginning of the period	(f)	3,952	3,216

Net foreign exchange differences on net cash and cash equivalents	(g)	(95)	159

Net cash and cash equivalents at end of the period	(h=e+f+g)	4,086	2,700

Additional Cash Flow information

(millions of euros)	1st Half 2017	1st Half 2016
Income taxes (paid) received	(27)	(104)

Interest expense paid	(1,198)	(1,327)

Interest income received	432	516

Dividends received	—	7

Analysis of Net Cash and Cash Equivalents

(millions of euros)	1st Half 2017	1st Half 2016
Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations	3,964	3,559

Bank overdrafts repayable on demand – from continuing operations	(12)	(441)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	98

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	3,952	3,216

Net cash and cash equivalents at end of the period
Cash and cash equivalents - from continuing operations	4,086	2,707

Bank overdrafts repayable on demand – from continuing operations	—	(7)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	—

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	4,086	2,700

TIM GROUP - NET FINANCIAL DEBT

	6/30/2017	12/31/2016	Change
(millions of euros)	(a)	(b)	(a-b)
Non-current financial liabilities
Bonds	19,587	20,369	(782)

Amounts due to banks, other financial payables and liabilities	6,944	7,656	(712)

Finance lease liabilities	2,356	2,444	(88)

	28,887	30,469	(1,582)

Current financial liabilities (*)
Bonds	3,022	2,595	427

Amounts due to banks, other financial payables and liabilities	1,625	1,269	356

Finance lease liabilities	197	192	5

	4,844	4,056	788

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	—	—	—

Total gross financial debt	33,731	34,525	(794)

Non-current financial assets
Securities other than investments	—	(1)	1

Financial receivables and other non-current financial assets	(2,185)	(2,697)	512

	(2,185)	(2,698)	513

Current financial assets
Securities other than investments	(1,102)	(1,519)	417

Financial receivables and other current financial assets	(630)	(389)	(241)

Cash and cash equivalents	(4,086)	(3,964)	(122)

	(5,818)	(5,872)	54

Financial assets relating to Discontinued operations/Non-current assets held for sale	—	—	—

Total financial assets	(8,003)	(8,570)	567

Net financial debt carrying amount	25,728	25,955	(227)

Reversal of fair value measurement of derivatives and related financial liabilities/assets	(624)	(836)	212

Adjusted Net Financial Debt	25,104	25,119	(15)

Breakdown as follows:
Total adjusted gross financial debt	32,002	32,574	(572)

Total adjusted financial assets	(6,898)	(7,455)	557

(*) of which current portion of medium/long-term debt:
Bonds	3,022	2,595	427

Amounts due to banks, other financial payables and liabilities	853	670	183

Finance lease liabilities	197	192	5

TIM GROUP - OPERATING FREE CASH FLOW

(millions of euros)	1st Half 2017	1st Half 2016	Change
EBITDA	4,114	3,726	388

Capital expenditures on an accrual basis	(2,056)	(1,983)	(73)

Change in net operating working capital:	(1,130)	(1,078)	(52)

Change in inventories	(44)	(40)	(4)

Change in trade receivables and net amounts due from customers on construction contracts	(52)	(130)	78

Change in trade payables (*)	(692)	(635)	(57)

Other changes in operating receivables/payables	(342)	(273)	(69)

Change in provisions for employee benefits	(7)	40	(47)

Change in operating provisions and Other changes	37	(34)	71

Net operating free cash flow	958	671	287

% of Revenues	9.8	7.4	2.4 pp

(*)	Includes the change in trade payables for amounts due to fixed assets suppliers.

TIM GROUP - INFORMATION BY OPERATING SEGMENTS

DOMESTIC

	1st Half 2017	1st Half 2016	Change
(millions of euros)			amount	%		% organic
Revenues	7,494	7,247	247	3.4		3.3

EBITDA	3,361	3,184	177	5.6		5.5

EBITDA margin	44.8	43.9		0.9	pp	0.9	pp

EBIT	1,685	1,581	104	6.6		6.5

EBIT margin	22.5	21.8		0.7	pp	0.7	pp

Headcount at period-end (number)	51,095	(1) 51,280	(185)	(0.4)

•	Headcount at December 31, 2016.

Core Domestic

	1st Half 2017	1st Half 2016	Change
(millions of euros)			amount	%
Revenues	6,965	6,736	229	3.4

Consumer	3,767	3,572	195	5.5

Business	2,280	2,200	80	3.6

Wholesale	834	863	(29)	(3.4)

Other	84	101	(17)	(16.8)

EBITDA	3,278	3,093	185	6.0

EBITDA margin	47.1	45.9		1.2	pp

EBIT	1,657	1,540	117	7.6

EBIT margin	23.8	22.9		0.9	pp

Headcount at period-end (number)*	50,307	(1) 50,527	(220)	(0.4)

•	Headcount at December 31, 2016.
(*)	Includes employee with temp work contracts: 0 employee at 6/30/2017 (1 employee at 12/31/2016).

International Wholesale – Telecom Italia Sparkle group

	1st Half 2017	1st Half 2016	Change
(millions of euros)			amount	%		% organic
Revenues	646	649	(3)	(0.5)		(1.2)

of which third parties	549	539	10	1.9		0.9

EBITDA	89	97	(8)	(8.2)		(10.1)

EBITDA margin	13.8	14.9		(1.1	) pp	(1.3	) pp

EBIT	29	41	(12)	(29.3)		(31.0)

EBIT margin	4.5	6.3		(1.8	) pp	(1.9	) pp

Headcount at period-end (number)(*)	788	(1) 753	34	4.5

•	Headcount at December 31, 2016.
(*)	Includes employees with temp work contracts: 1 employees at 6/30/2017 (3 employees at 12/31/2016).

***

BRAZIL

	(millions of euros)		(millions of Brazilian reais)
	1st Half	1st Half	1st Half	1st Half	Change
	2017	2016	2017	2016	amount	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d
Revenues	2,293	1,858	7,894	7,674	220	2.9

EBITDA	762	556	2,624	2,296	328	14.3

EBITDA margin	33.2	29.9	33.2	29.9		3.3	pp

EBIT	194	121	669	498	171	34.3

EBIT margin	8.5	6.5	8.5	6.5		2.0	pp

Headcount at period-end (number)			9,471	(1)9,849	(378)	(3.8)

•	Headcount at December 31, 2016.

TIM GROUP - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

REVENUES – reconciliation of organic data

	1st Half	1st Half	Change
(millions of euros)	2017	2016	amount	%
REPORTED REVENUES	9,772	9,096	676	7.4

Foreign currency financial statements translation effect		377	(377)

Changes in the scope of consolidation		—	—

ORGANIC REVENUES	9,772	9,473	299	3.2

EBITDA – reconciliation of organic data

	1st Half	1st Half	Change
(millions of euros)	2017	2016	amount	%
REPORTED EBITDA	4,114	3,726	388	10.4

Foreign currency financial statements translation effect		113	(113)

Changes in the scope of consolidation		—	—

ORGANIC EBITDA	4,114	3,839	275	7.2

of which Non-recurring Income/(Expenses)	(95)	(91)	(4)

Foreign currency translation effect on Non-recurring Income/(Expenses)		(2)	2

ORGANIC EBITDA, excluding Non-recurring items	4,209	3,932	277	7.0

EBIT – reconciliation of organic data

	1st Half	1st Half	Change
(millions of euros)	2017	2016	amount	%
REPORTED EBIT	1,871	1,687	184	10.9

Foreign currency financial statements translation effect		25	(25)

Changes in the scope of consolidation		—	—

ORGANIC EBIT	1,871	1,712	159	9.3

of which Non-recurring Income/(Expenses)	(96)	(82)	(14)

Foreign currency translation effect on Non-recurring Income/(Expenses)		—	—

ORGANIC EBIT, excluding Non-recurring items	1,967	1,794	173	9.6

DOMESTIC - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

EBITDA – reconciliation of organic data

	1st Half 2017	1st Half 2016	Change
(millions of euros)			amount	%
REPORTED EBITDA	3,361	3,184	177	5.6

Foreign currency financial statements translation effect		2	(2)

Changes in the scope of consolidation		—	—

ORGANIC EBITDA	3,361	3,186	175	5.5

of which Non-recurring Income/(Expenses)	(95)	(83)	(12)

ORGANIC EBITDA, excluding Non-recurring items	3,456	3,269	187	5.7

EBIT – reconciliation of organic data

	1st Half 2017	1st Half 2016	Change
(millions of euros)			amount	%
REPORTED EBIT	1,685	1,581	104	6.6

Foreign currency financial statements translation effect		1	(1)

Changes in the scope of consolidation		—	—

ORGANIC EBIT	1,685	1,582	103	6.5

of which Non-recurring Income/(Expenses)	(95)	(83)	(12)

ORGANIC EBIT, excluding Non-recurring items	1,780	1,665	115	6.9

TIM GROUP - DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Revolving Credit Facilities and term loans

In the table below are shown the composition and the drawdown of the committed credit lines available as of June 30, 2017:

	06/30/2017		12/31/2016
(billions of euros)	Committed	Utilized	Committed	Utilized
Revolving Credit Facility – due May 2019	4.0	—	4.0	—

Revolving Credit Facility – due March 2020	3.0	—	3.0	—

Total	7.0	—	7.0	—

TIM has two syndicated Revolving Credit Facilities for the amounts of 4 billion euros and 3 billion euros maturing, respectively, on May 24, 2019 and on March 25, 2020, both not utilized.

Furthermore, TIM has:

•	a bilateral Term Loan with Banca Regionale Europea for the amount of 200 million euros expiring in July 2019, drawn down for the full amount;

•	two bilateral Term Loans with Mediobanca respectively for the amount of 200 million euros expiring in November 2019 and for the amount of 150 million euros expiring in July 2020, drawn down for the full amounts;

•	a bilateral Term Loan with ICBC for the amount of 120 million euros expiring in July 2020, drawn down for the full amount;

•	a bilateral Term Loan with Intesa Sanpaolo for the amount of 200 million euros expiring in August 2021, drawn down for the full amount;

•	a hot money loan with Banca Popolare Emilia Romagna for the amount of 200 million euros expiring in July 2017, drawn down for the full amount.

On March 6, 2017 TIM signed a supplementary agreement with Mediobanca according to on July 3, 2017 TIM has repaid in advance an amount of 75 million euros of the bilateral Term Loan for the original amount of 150 million euros expiring in July 2020, drawn down for the full amount.

Bonds

The following tables show the evolution of the bonds during the first half 2017:

New issues

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. 1,000 million euros 2.500% due 7/19/2023	Euro	1,000	1/19/2017

Repayments

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia S.p.A. 545 million euros 7.000% (1)	Euro	545	1/20/2017

(1)	Net of 455 million euros repurchased by TIM S.p.A. during 2015.

With respect to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, at June 30, 2017, the amount was 200 million euros (nominal amount) and decreased by 1 million euros compared to December 31, 2016 (201 million euros).

The nominal amount of repayment, net of the Group’s bonds buyback, related to the bonds expiring in the following 18 months as of June 30, 2017 issued by TIM S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by TIM S.p.A.) totals 3,249 million euros with the following detail:

•	628 million euros, due September 20, 2017;

•	853 million euros (equivalent to 750 GBP million), due December 15, 2017;

•	593 million euros, due May 25, 2018;

•	593 million euros (equivalent to 677 USD million), due June 4, 2018;

•	582 million euros, due December 14, 2018.

The bonds issued by the TIM Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the TIM Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by TIM S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets, including, for example, commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With reference to the loans received by TIM S.p.A. from the European Investment Bank (“EIB”), as at June 30, 2017, the total nominal amount of outstanding loans amounted to 1,950 million euros, of which 800 million euros at direct risk and 1,150 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 800 million euros need to apply the following covenant:

•	in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the advance repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

•	in the loan of 500 million euros signed on December 14, 2015 TIM enter into a contractual agreement according to which, for all the duration of the loan, the total financial indebtedness of the companies of the Group different from TIM S.p.A., and except in case that indebtedness is entirely and irrevocably guaranteed by TIM S.p.A., will be less than the 35% (thirty-five per cent) of the Group total financial indebtedness.

EIB loans secured by bank or approved parties guarantees for a total nominal amount of 1,150 million euros and the loans at direct risk, respectively, of 300 million euros signed on July 30, 2014 and 500 million euros signed on December 14, 2015, need to apply the following covenants:

•	“Inclusion clause”, provided on loans for a total amount of 1,650 million euros, according to which in the event TIM commits to keep in other loan contracts financial covenants (and in the loans at direct risk signed in 2014 and 2015, also more stringent clauses, for example, cross default and restrictions of the sale of goods) which are not present or are stricter than those granted to the EIB, then the EIB will have the right to request, at its fair opinion, in case those variations shall have negative consequences on TIM financial capacity, the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB;

•	“Network Event”, clause provided on loans for a total amount of 1,350 million euros, according to which, against the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) in favor of third parties or in case of disposal of the controlling stake of the company in which the network or a substantial part of it has previously been transferred, TIM shall immediately inform EIB, which shall have the option of requiring the provision of guarantees or amendment of the loan contract or an alternative solution.

TIM S.p.A. loan contracts do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan contracts contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In the Loan contracts and in the Bonds, TIM must provide communication in case of change in control. Identification elements to prove that event of change in control and the applicable consequences – among which the possible constitution of guarantees or the repayment in advance of the issued amount and the cancellation of the commitment in absence of a different agreement – are precisely disciplined in each contract.

Furthermore, the outstanding loans contain a general commitment by TIM, whose breach is an event of default, not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such event of default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the cancellation of the undrawn commitment amounts.

In the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

We finally underline that, as of June 30, 2017, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

TIM GROUP - EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME STATEMENTS

The effects of non-recurring events and transactions on the separate consolidated income statements line items are set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

	1st Half	1st Half
(millions of euros)	2017	2016
Acquisition of goods and services:
Sundry expenses	(2)	—

Employee benefits expenses:
Expenses related to restructuring and rationalization	(10)	(75)

Other operating expenses:
Sundry expenses and other provisions	(83)	(16)

Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(95)	(91)

Gains (losses) on disposals of non-current assets:
Gain on disposals of non-current assets	—	9

Losses on disposals of non-current assets	(1)	—

Impact on EBIT - Operating profit (loss)	(96)	(82)

Finance expenses:
Interest expenses and other finance expenses	(14)	(11)

Impact on profit (loss) before tax from continuing operations	(110)	(93)

Income taxes on non-recurring items	30	27

Provision for tax risks Sparkle case	(93)	—

Discontinued operations – Effect of the disposal of the Sofora – Telecom Argentina group	—	(12)

Impact on profit (loss) for the period	(173)	(78)

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the six months ended June 30, 2017 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2017-2019 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2017

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager